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                                                          OMB APPROVAL
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          UNITED STATES                             OMB Number: 3235-0145
SECURITIES AND EXCHANGE COMMISSION                  ----------------------------
     Washington, D.C. 20549                         Expires: October 31, 2002
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                                                    hours per response. . . 14.9
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                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*


                            Commtouch Software Ltd.
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                                (Name of Issuer)

                                Ordinary Shares
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                         (Title of Class of Securities)

                                   M25596103
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                                 (CUSIP Number)

Gary Davis, c/o Commtouch Inc., 1300 Crittenden Lane, Suite 102,  Mountain view,
                          CA 94043, Tel: 650-864-2271
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 16, 2002
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M25596103

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1.   Names of Reporting  Persons.  I.R.S.  Identification  Nos. of above persons
     (entities only).

     Nahum Sharfman
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)

      (a).......................................................................

      (b).......................................................................
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3.   SEC Use Only...............................................................
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4.   Source of Funds (See Instructions) PF
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e) .................
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6.   Citizenship or Place of Organization Israeli
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Number of       7.   Sole Voting Power 1,324,709
Shares          ----------------------------------------------------------------
Beneficially    8.   Shared Voting Power .......................................
Owned by        ----------------------------------------------------------------
Each            9.   Sole Dispositive Power   1,324,709
Reporting       ----------------------------------------------------------------
Person With     10.  Shared Dispositive Power ..................................

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person 1,324,709
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12.  Check if the  Aggregate  Amount in Row (11)  Excludes  Certain  Shares (See
     Instructions) .............................................................
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13.  Percent of Class Represented by Amount in Row (11) 6.0%
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14.  Type of Reporting Person (See Instructions) IN
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

Item 1. Security and Issuer

Ordinary Shares.

Commtouch Software Ltd., 6 Hazoran St., Poleg Industrial Park, P.O. Box 8511, Netanya 42504, Israel

Item 2. Identity and Background

         (a) Nahum Sharfman

         (b) 81, Hayarkon St., Tel Aviv 63432, Israel

         (c) Co-founder, DealTime Ltd. 1 Hazoran St., Netanya Israel

         (d) No criminal convictions

         (e) Not a party to a civil proceeding for which a judgment was entered

         (f) Israeli.

Item 3. Source and Amount of Funds or Other Consideration

Personal funds totaling $170,000 were used recently in acquiring 582,192 Ordinary Shares. Prior acquisitions of ordinary shares of Commtouch Software Ltd. were likewise made with personal funds.

Item 4. Purpose of Transaction

The securities were acquired for my own personal investment as part of a round of financing sponsored by Commtouch Software Ltd.

         (a) None.

         (b) None

         (c) None

         (d) None

         (e) None

         (f) None

         (g) None

         (h) None

         (i) None

         (j) None

Item 5. Interest in Securities of the Issuer

         (a)      1,324,709   Ordinary   Shares,   constituting   6.0%   of  the
                  outstanding amount of such class of shares

         (b) 1,324,709 Ordinary Shares are subject to the sole power to vote and sole power of disposition of the named individual.

         (c) The named individual purchased 582,192 Ordinary Shares at a purchase price of $.292 per share and received 349,314 warrants to purchase a like number of shares as part of a private placement transaction in which 15 individual investors invested various amounts into Commtouch Software Ltd. in consideration for receipt of corresponding amounts of Ordinary Shares and 60% warrant coverage. This transaction closed on April 16, 2002. The Company has filed a Form F-3 covering this transaction, seeking effective registration of a total of 7,095,886 Ordinary Shares.

         (d)      N/A

         (e)      N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Ordinary Shares and Warrants Purchase Agreement dated as of February 27, 2002 by and between Commtouch Software Ltd., and the Investors Listed on Exhibit A Thereto, incorporated herein by reference to Exhibit 2.8 to Annual Report for fiscal year ended December 31, 2001 on Form 20-F of Commtouch Software, Ltd., file number 000-26495

Item 7. Material to Be Filed as Exhibits

N/A


                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



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Date June 11, 2002



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Signature /s/ Nahum Sharfman



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Name/Title Nahum Sharfman, Co-Founder